FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta to acquire Golden Harvest: US corn and soybean business further enhanced.

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta to acquire Golden Harvest: US corn and soybean business further enhanced

Basel, Switzerland, 25 June 2004

Syngenta announced today an agreement to acquire a 90 percent stake in the Golden Harvest group of companies1 for $180 million including expected balance sheet adjustments. The group, which had combined seeds sales of $167 million in 2003, is valued at $200 million. The current owners will retain a 10 percent stake.

The acquisition of Golden Harvest, which has a US market share2 of 4 percent in corn and 3 percent in soybean, together with the recently announced acquisition of Advanta’s Garst business, will take Syngenta’s share2 of these markets to 15 per cent and 13 per cent respectively. This further expands the platform from which to introduce its range of biotech input traits from 2005.

Michael Pragnell, Chief Executive Officer of Syngenta, commented: “This acquisition marks the completion of our strategy to develop critical mass in the US corn and soybean seeds market, complementing our leading position in crop protection.” He added: “We look forward to welcoming the highly successful and respected Golden Harvest organization to Syngenta and are delighted that senior management will remain, ensuring continuity of service to customers.”

Jim Sommer, President, Sommer Bros. Seed Co. and Rob Robinson, Executive Vice President, JC Robinson Seeds, Inc. have been appointed joint operating heads of the Golden Harvest business. Jim Sommer said: “We are pleased that, together with Syngenta, we can continue the rich history of Golden Harvest.” Rob Robinson added: “Syngenta’s growing line-up of traits and breeding and germplasm assets were critical in selecting a partner for Golden Harvest.”

Completion of the acquisition is expected before the end of the third quarter 2004.

Outlook

For the full year 2004, as announced on 27 April, robust sales are expected to result in earnings per share3 growth of more than 30 percent.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

[1]	JC Robinson Seeds, Inc.; Sommer Bros. Seed Company; Thorp Seed Co.; Golden Seed Company, LLC; Garwood Seed Co.
[2]	Source: Doane 2003 proforma estimates
[3]	Fully diluted before restructuring and impairment

Syngenta – 25 June 2004 / Page 1 of 2

Golden Harvest is the largest independently owned seed brand in the US and one of the fastest growing agricultural seed brands. Golden Harvest brand of hybrid corn, soybeans, sorghum and alfalfa is produced and marketed by five family-owned and managed seed companies serving farmers throughout the US Corn Belt, Europe, South America, and Canada. These five companies share research and marketing resources nationally, while continuing to offer nearby service that is at the heart of the seed industry. For more information on Golden Harvest see: www.goldenharvestseeds.com

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+1 (202) 347 8348

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – 25 June 2004 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 25, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel